The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement       SUBJECT TO COMPLETION         July 10, 2009

                     Pricing Supplement dated July [ ], 2009
             to the Product Prospectus Supplement dated May 7, 2009,
                    the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]                     $

                                 Royal Bank of Canada

                                 Bullish Enhanced Return Notes
                                 Linked to the SPDR(R) Gold Trust, due January 31, 2011



Royal Bank of Canada is offering the Enhanced Return Notes (the "notes") linked to the performance of the Reference Asset named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009 describe terms that will apply generally to the notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully. In particular, you should understand that your return on the notes will not exceed 25% of their principal amount.

Issuer:                       Royal Bank of Canada ("Royal Bank")

Issue:                        Senior Global Medium-Term Notes, Series C

Underwriter:                  RBC Capital Markets Corporation

Reference Asset:              SPDR(R) Gold Trust (the "Underlying Security")

Currency:                     U.S. Dollars

Minimum Investment:           $1,000 and minimum denominations of $1,000

Pricing Date:                 July 28, 2009

Issue Date:                   July 31, 2009

CUSIP:                        78008G7M8

Valuation Date:               January 26, 2011

Interest Payable:             None

Maximum Redemption            125% multiplied by the Principal Amount
Amount:

Leverage Factor:              200% (subject to the Maximum Redemption Amount)

Payment at Maturity (if       The payment at maturity will be calculated as
held to maturity):            follows:

                              1. If the Final Level is greater than or equal to the Initial Level, then, at maturity you will receive an amount per $1,000 principal amount per note (the "Principal Amount") equal to the lesser of:

                                   a) Principal Amount + (Principal Amount x
                                      Percentage Change x Leverage Factor)

                                   b) the Maximum Redemption Amount

                              2. If the Final Level is less than the Initial Level, then the payment at maturity will equal:

                                    Principal Amount + (Principal Amount x
                                               Percentage Change)


Percentage Change:            The Percentage Change, expressed as a percentage,
                              is calculated using the following formula:

                                        Final Level - Initial Level
                                        ---------------------------
                                                Initial Level


Initial Level:                The closing price of the Reference Asset on the
                              Pricing Date, as quoted on the principal national securities exchange (or any successor) on which that security is listed for trading.

Final Level:                  The closing price of the Reference Asset on the
                              Valuation Date, as quoted on the principal national securities exchange (or any successor) on which that security is listed for trading.

Maturity Date:                January 31, 2011, subject to extension for market
                              and other disruptions, as described in the product prospectus supplement.

Term:                         Eighteen (18) months

Principal at Risk:            The notes are NOT principal protected. You may
                              lose all or a substantial portion of your principal amount at maturity if there is a decrease in the price of the Reference Asset from the Pricing Date to the Valuation Date.

U.S. Tax Treatment:           By purchasing a note, each holder agrees (in the
                              absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the notes as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue
                              Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.

                              For further discussion of the U.S. federal tax consequences applicable to the notes, please see the discussion in the prospectus, the prospectus supplement and the product prospectus supplement which applies to your investment in the notes.

Secondary Market:             RBC Capital Markets Corporation (or one of its
                              affiliates), though not obligated to do so, plans to maintain a secondary market in the notes after the Issue Date. The amount that you may receive upon sale of your notes prior to maturity may be less than the principal amount of your notes.

Listing: The notes will not be listed on any securities exchange or quotation system.

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt
                              Securities--Ownership and Book-Entry Issuance" in the prospectus dated January 5, 2007).

Terms Incorporated in         All of the terms appearing above the item
the Master Note:              captioned "Secondary Market" on page p-2 of this
                              pricing supplement and the terms appearing under the caption "General Terms of the Notes" in the product prospectus supplement dated May 7, 2009, as modified by this pricing supplement.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" beginning on page PS-4 of the product prospectus supplement dated May 7, 2009.

None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of the notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the "FDIC") or any other Canadian or U.S. government agency or instrumentality. The notes are not guaranteed under the FDIC's Temporary Liquidity Guarantee Program.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not offered or sold and will not be offered or sold in Hong Kong, other than (i) to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or (ii) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (iii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance.

No advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted top do so under the securities laws of Hong Kong) will be issued other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

                                                                           Per Note          Total
                                                                           --------          -----
Price to public.......................................................           %       $
Underwriting discounts and commission.................................           %       $
Proceeds to Royal Bank................................................           %       $

The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is __%. The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Issue Date.

If the notes priced on the date of this preliminary pricing supplement, RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $20.00 per $1,000 in principal amount of the notes and would use a portion of that commission to allow selling concessions to other dealers of approximately $20.00 per $1,000 in principal amount of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. If the notes priced on the date of this preliminary pricing supplement, the price of the notes would also include a profit of $12.50 per $1,000 in principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank of Canada, exceed $45.00 per $1,000 in principal amount of the notes.

We may use this pricing supplement in the initial sale of the notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated May 7, 2009, relating to our Senior Global Medium-Term Notes, Series C, of which these notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated May7, 2009, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated May 7, 2009:
http://www.sec.gov/Archives/edgar/data/1000275/000121465909001144/a5694424b5.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              HYPOTHETICAL RETURNS

     The examples set out below are included for illustration purposes only. The hypothetical prices of the Reference Asset used to illustrate the calculation of the Payment at Maturity are not estimates or forecasts of the Initial Level, the Final Level or the price of the Reference Asset on the Valuation Date or on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate principal amount of $1,000, a Leverage Factor of 200%, a Maximum Redemption Amount of 125% multiplied by the Principal Amount and that no extraordinary event has occurred.



Example 1-- Calculation of the Payment at Maturity where the Final Level is greater than the Initial Level.
            Percentage Change:         10%
            Payment at Maturity:       $1,000 + ($1,000 x 10% x 200%) = $1,000 +
                                       $200 = $1,200
            On a $1,000 investment, a 10% Percentage Change results in a Payment at Maturity of $1,200, a 20% return on the Notes.



Example 2-- Calculation of the Payment at Maturity where the Final Level is less than the Initial Level.
            Percentage Change:         -10%
            Payment at Maturity:       $1,000 + ($1,000 x -10%) = $1,000 - $100
                                       = $900
            On a $1,000 investment, a -10% Percentage Change results in a Payment at Maturity of $900, a -10% return on the Notes.



Example 3-- Calculation of the Payment at Maturity where the Final Level is greater than the Initial Level (and the Payment at Maturity is subject to the Maximum Redemption Amount).
            Percentage Change:         20%
            Payment at Maturity:       $1,000 + [$1,000 x (20% x 200%)] = $1,000
                                       + $400 = $1,400 however, the Maximum
                                       Redemption Amount is $1,250.
            On a $1,000 investment, a 20% Percentage Change results in a Payment at Maturity of $1,250, a 25% return on the Notes.

                             ADDITIONAL RISK FACTORS

The price of shares of the Underlying Security is linked closely to the price of gold, which may change unpredictably and affect the value of the notes in unforeseeable ways.

The SPDR(R) Gold Trust attempts to mirror, as closely as possible, before fees and expenses, the performance of the price of gold bullion. As a result, the value of the shares of the SPDR(R) Gold Trust relates directly to the value of the gold held by the trust.

Investments in securities such as the notes, which are linked to the price of a single commodity, may be considered speculative. The gold markets are generally subject to temporary distortions or other disruptions due to various factors, including a lack of liquidity in the markets, the participation of speculators, and government regulation and intervention.

Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial, or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts, or other official bodies.

Investing in the Underlying Security is not the same as investing directly in gold.

The performance of the Underlying Security may not fully replicate the performance of the price of gold due to the fees and expenses charged by the Underlying Security, restrictions on access to gold, or other circumstances. The Underlying Security does not generate any income and as the Underlying Security regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each share of the Underlying Security has gradually declined over time. The Underlying Security sells gold to pay expenses on an ongoing basis irrespective of whether the trading price of the shares rises or falls in response to changes in the price of gold. The sale of the Underlying Security's gold to pay expenses at a time of low gold prices could adversely affect the value of the Underlying Security. Additionally, there is a risk that part or all of the Underlying Security's gold could be lost, damaged or stolen due to war, terrorism, theft, natural disaster, or other events.

The value of the gold held by the Underlying Security is based upon prices determined by the London Bullion Market Association (the "LBMA"), and the price of the Underlying Security's shares is subject to certain risks relating to the LBMA.

The value of the notes is closely related to the performance of the Underlying Security, which in turn is closely related to the price of gold. In determining the Underlying Security's net asset value, the value of the gold held by the Underlying Security is based upon the price fixings announced by the LBMA. The LBMA is a self-regulatory association of bullion market participants. Although all market-making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. If the LBMA should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold may be adversely affected. The LBMA is a principals' market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA trading. For example, there are no daily price limits on the LBMA, which would otherwise restrict fluctuations in the prices of commodities trading on the LBMA. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

            ADDITIONAL INFORMATION REGARDING THE UNDERLYING SECURITY

The SPDR(R) Gold Trust

We have derived the following information from publicly available documents published by the SPDR(R) Gold Trust (the "Trust"). We are not affiliated with the Trust, and the Trust will have no obligations with respect to the notes. This pricing supplement relates only to the notes and does not relate to either the shares of the Trust or gold. Neither we nor RBC Capital Markets Corporation has participated or will participate in the preparation of the publicly available documents described below. Neither we nor RBC Capital Markets Corporation has made any due diligence inquiry with respect to the Trust in connection with the offering of the notes. There can be no assurance that all events occurring prior to the date of this pricing supplement, including events that would affect the accuracy or completeness of the publicly available documents described below have or will be publicly disclosed. Subsequent disclosure of any events or the disclosure of or failure to disclose material future events concerning the Trust could affect the value of the shares of the Trust on the Valuation Date and therefore could affect your Payment at Maturity.

The SPDR(R) Gold Trust is a trust sponsored by World Gold Trust Services, LLC. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, is the trustee of the SPDR(R) Gold Trust and HSBC Bank USA, N.A. is the custodian of the Trust. The Trust was formed in November 2004. The Trust seeks to mirror as closely as possible the price of gold bullion, before fees and expenses. The Trust issues SPDR(R) Gold Shares, which represent units of fractional undivided beneficial interest in and ownership of the Trust. Your notes are linked only to the share price of the Trust and do not entitle you to receive any distributions from the Trust. It is possible that the performance of the Trust's shares may not fully replicate the performance of the price of gold due to the fees and expenses charged by the Trust, restrictions on access to gold, or other circumstances.

Information provided to or filed with the SEC by the Reference Asset under the Securities Act of 1933 and the Securities Exchange Act of 1934 can be located at the SEC's facilities or through the SEC's Website at www.sec.gov by reference to SEC CIK number 1222333. We make no representation or warranty as to the accuracy or completeness of the information or reports.

The selection of the SPDR(R) Gold Trust is not a recommendation to buy or sell the shares of the Trust. Neither we nor any of our affiliates make any representation to you as to the performance of the shares of the Trust.

The shares of the SPDR(R) Gold Trust trade on the NYSE Arca under the symbol "GLD".

                             Historical Information

The graph below sets forth the historical performance of the Underlying Security. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Underlying Security. The information provided in this table is for the four calendar quarters of 2006, 2007, 2008, the first and second quarter of 2009, as well as for the period from July 1, 2009 through July 9, 2009.

We obtained the information regarding the historical performance of the Underlying Security in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Underlying Security should not be taken as an indication of future performance, and no assurance can be given as to the level of the Underlying Security on the Final Valuation Date. We cannot give you assurance that the performance of the Underlying Security will result in any return in addition to your initial investment.

                            SPDR(R) Gold Trust (GLD)
                                (Nov-04 - Nov-08)
                                 [CHART OMITTED]



   Period-            Period-End          High Intra-Day           Low Intra-Day Price         Period-End Closing
 Start Date              Date              Price of the              of the Reference        Price of the Reference
                                        Reference Asset in             Asset in ($)                Asset in ($)
                                               ($)
 ----------              ----                   ---                    ------------                ------------
   1/1/2005            3/31/2005               44.67                       41.02                       42.82
   4/1/2005            6/30/2005               44.13                       41.33                       43.44
   7/1/2005            9/30/2005               47.23                       41.7                        46.7
  10/1/2005           12/30/2005               53.76                       45.32                       51.58

   1/1/2006            3/31/2006               58.7                        52.1                        58.1
   4/1/2006            6/30/2006               72.26                       55.05                       61.23
   7/1/2006            9/29/2006               66.42                       56.66                       59.47
  9/30/2006           12/29/2006               64.55                       55.55                       63.21

   1/1/2007            3/30/2007               68.33                       59.66                       65.74
  3/31/2007            6/29/2007               68.73                       63.39                       64.27
  6/30/2007            9/28/2007               73.8                        63.47                       73.51
  9/29/2007           12/31/2007               83.63                       71.24                       82.46

   1/1/2008            3/31/2008              100.44                       83.44                       90.41
   4/1/2008            6/30/2008               93.71                       83.57                       91.4
   7/1/2008            9/30/2008               97.5                        72.51                       85.07
  10/1/2008           12/31/2008               90.8397                     66                          86.52

   1/1/2009            3/31/2009               98.99                       78.87                       90.28
   4/1/2009            6/30/2009               96.9699                     84.92                       91.18
   7/1/2009             7/9/2009               93                          88.82                       89.51


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        Supplemental Plan of Distribution

     We expect that delivery of the notes will be made against payment for the notes on or about July 31, 2009, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or RBC Capital Markets Corporation. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

                                        $

                                   [RBC LOGO]



                          Bullish Enhanced Return Notes

             Linked to the SPDR(R) Gold Trust, due January 31, 2011





                                  July _, 2009